UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*
Laureate Education, Inc.
(Name of Issuer)
Common Stock, par value $0.004 per share
(Title of Class of Securities)
518613203
(CUSIP Number)

Christopher Lee, Esq.
Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001
Telephone: (212) 750-8300

with a copy to:
Gary Horowitz, Esq.
Sebastian Tiller, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Telephone: (212) 455-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 17, 2022
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSONS
KKR 2006 Fund (Overseas), Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSONS
KKR Associates 2006 (Overseas), Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSONS
KKR 2006 Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSONS
KKR Group Partnership L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSONS
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSONS
KKR Group Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSONS
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSONS
KKR Management LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSONS
KKR Partners II (International), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSONS
KKR PI-II GP Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSONS
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSONS
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Explanatory Note

This Amendment No. 7 ("Amendment No. 7") to Schedule 13D relates to the shares of Common Stock par value $0.004 per share (the "Common Stock"), of Laureate Education, Inc., a Delaware public benefit corporation (the "Issuer"), and amends the initial statement on Schedule 13D filed by the Reporting Persons on February 16, 2017, as amended by Amendment No. 1 filed on April 25, 2018, Amendment No. 2 filed on November 20, 2018, Amendment No. 3 filed on June 19, 2019, Amendment No. 4 filed on September 13, 2019, Amendment No. 5 filed on March 30, 2021 and Amendment No. 6 filed on November 5, 2021 (as amended, the "Statement" or "Schedule 13D"). Each Item below amends and supplements the information disclosed under the corresponding Item of the Statement. Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Statement. Capitalized terms used but not defined in this Amendment No. 7 shall have the same meanings herein as are ascribed to such terms in the Statement. This Amendment No. 7 constitutes an exit filing of the Reporting Persons, in respect of the Common Stock previously reported as beneficially owned by the Reporting Persons.

Item 2.	Identity and Background.

Item 2 of the Statement is hereby amended and restated as follows:

(a), (f) This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by:

(i)	KKR Partners II (International), L.P., a Cayman Islands exempted limited partnership ("KKR Partners II");
(ii)	KKR PI-II GP Limited, a Cayman Islands exempted limited company ("KKR Partners II GP");
(iii)	KKR 2006 Fund (Overseas), Limited Partnership, a Cayman Islands exempted limited partnership ("KKR 2006 Overseas");
(iv)	KKR Associates 2006 (Overseas), Limited Partnership, a Cayman Islands exempted limited partnership ("KKR Associates 2006");
(v)	KKR 2006 Limited, a Cayman Islands exempted limited company ("KKR 2006 Limited");
(vi)	KKR Group Partnership L.P., a Cayman Islands exempted limited partnership ("KKR Group Partnership");
(vii)	KKR Group Holdings Corp., a Delaware corporation ("KKR Group Holdings");
(viii)	KKR Group Co. Inc., a Delaware corporation ("KKR Group Co.");
(ix)	KKR & Co. Inc., a Delaware corporation ("KKR & Co.");
(x)	KKR Management LLP, a Delaware limited liability partnership ("KKR Management");
(xi)	Henry R. Kravis, a United States citizen; and
(xii)	George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xii) are collectively referred to herein as the "Reporting Persons").

KKR Partners II GP is the general partner of KKR Partners II. KKR Associates 2006 is the general partner of KKR 2006 Overseas. KKR 2006 Limited is the general partner of KKR Associates 2006.  KKR Group Partnership is the sole shareholder of KKR 2006 Limited.  KKR Group Holdings is the general partner of KKR Group Partnership. KKR Group Co. is the sole shareholder of KKR Group Holdings.  KKR & Co. is the sole shareholder of KKR Group Co. KKR Management is the Series I preferred stockholder of KKR & Co. Messrs. Kravis and Roberts are the founding partners of KKR Management.

Each of Messrs. Kravis, Roberts, Robert Antablin, Joseph Bae, Webster Chua, Johannes Huth, Robert Lewin, Henry McVey, Scott Nuttall, David Rockecharlie, and David Sorkin is a director of KKR Partners II GP.  Each of Messrs. Nuttall, Jason Carss, and Steven Codispoti is a director of KKR 2006 Limited. Each of Messrs. Bae, Nuttall, Lewin and Sorkin is a director of KKR Group Holdings and KKR Group Co.  The executive officers of KKR Group Holdings and KKR Group Co. are Messrs. Bae, Nuttall, Lewin, Sorkin and Ryan Stork and the executive officers of KKR & Co. are Messrs. Kravis, Roberts, Bae, Nuttall, Lewin, Sorkin and Stork and Ms. Kathryn King Sudol. The directors of KKR & Co. are listed on amended and restated Annex A attached hereto, which is incorporated herein by reference.

Each of Messrs. Antablin, Bae, Carss, Codispoti, McVey, Nuttall, Rockecharlie, Sorkin and Stork and Ms. Sudol, is a United States citizen. Messrs. Chua and Lewin are Canadian citizens and Mr. Huth is a German citizen.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit P.

(b) The address of the business office of each of the Reporting Persons and persons named in Item 2, other than as noted below, is:

c/o Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

The address of the principal business office of Mr. Huth is:

c/o Kohlberg Kravis Roberts & Co. Partners LLP
Stirling Square, 7 Carlton Gardens
London SW1Y 5AD, United Kingdom

The address of the principal business office of Mr. Antablin is:

c/o Kohlberg Kravis Roberts & Co. L.P.
600 Travis Street, Suite 7200
Houston, Texas 77002

(c)  Each of KKR Group Partnership, KKR Group Holdings, KKR Group Co., KKR & Co. and KKR Management is principally engaged as a holding company.  KKR 2006 Overseas and KKR Partners II are investment vehicles. KKR Partners II GP, KKR Associates 2006 and KKR 2006 Limited are each principally engaged in the business of being a general partner, as described above.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Bae, Nuttall, Lewin, Sorkin, Stork, Antablin, Carss, Chua, Codispoti, Huth, McVey, and Rockecharlie and Ms. Sudol is as an executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates. The present principal occupation of each of the other individuals named in Item 2 is listed on Annex A.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended by adding the following at the end thereof:

With Goldman Sachs & Co. LLC acting as representative of the underwriters in this offering, on November 17, 2022, each of KKR 2006 Overseas and KKR Partners II (the "KKR Sellers"), as selling stockholders, and the Issuer entered into an underwriting agreement (the "Underwriting Agreement") with several underwriters (the "Underwriters"), providing for the offer and sale by KKR 2006 Overseas and KKR Partners II of 31,792,064 and 1,050,119 shares of Common Stock, respectively (the "November 2022 Offering"), and purchase by the Underwriters of the shares of Common Stock at a price of $9.40875 per share of Common Stock and price to the public of $9.75 per share. The November 2022 Offering closed on November 22, 2022.  The November 2022 Offering was made pursuant to the Issuer’s shelf registration statement on Form S-3ASR (File No. 333-255452), as supplemented by prospectus supplements dated December 10, 2021 and November 17, 2022.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) (c) and (e) of the Statement are hereby amended and restated as follows:

(a) and (b). The Reporting Persons do not beneficially own any Common Stock.

To the best knowledge of the Reporting Persons, none of the other persons named or referred to in Item 2 beneficially owns any shares of Common Stock.

(c) Except as set forth in this Amendment No. 7, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person named in Item 2, has engaged in any transaction during the past 60 days in shares of the Issuer’s Common Stock.

(e) As described herein, as of November 22, 2022, none of the Reporting Persons beneficially own more than five percent of the Common Stock.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following exhibits:

P. Joint Filing Agreement

Q. Power of Attorney of Scott C. Nuttall

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2022

KKR 2006 FUND (OVERSEAS), LIMITED PARTNERSHIP
By:	KKR Associates 2006 (Overseas), Limited Partnership, its general partner
By:	KKR 2006 Limited, its general partner

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for Robert H. Lewin, Director

KKR ASSOCIATES 2006 (OVERSEAS), LIMITED PARTNERSHIP
By:	KKR 2006 Limited, its general partner

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for Robert H. Lewin, Director

KKR 2006 LIMITED

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for Robert H. Lewin, Director

KKR GROUP PARTNERSHIP L.P.
By:	KKR Group Holdings Corp., general partner

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

KKR GROUP HOLDINGS CORP.

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

KKR GROUP CO. INC.

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

KKR & CO. INC.

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

KKR MANAGEMENT LLP

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

KKR PARTNERS II (INTERNATIONAL), L.P.

By: KKR PI-II GP Limited, its general partner

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for Scott C. Nuttall, Director

KKR PI-II GP LIMITED

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for Scott C. Nuttall, Director

HENRY R. KRAVIS

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact

Annex A

Directors of KKR & Co. Inc.

The following sets forth the name and principal occupation of each of the directors of KKR & Co. Inc. Each of such persons is a citizen of the United States other than Arturo Gutierrez, who is a citizen of Mexico, Xavier Niel, who is a citizen of France and Evan Spiegel, who is a citizen of the United States and France.

Name	Principal Occupation
Henry R. Kravis	Co-Executive Chairman of KKR & Co. Inc.
George R. Roberts	Co-Executive Chairman of KKR & Co. Inc.
Joseph Y. Bae	Co-Chief Executive Officer of KKR & Co. Inc.
Scott C. Nuttall	Co-Chief Executive Officer of KKR & Co. Inc.
Adriane M. Brown	Managing Partner of Flying Fish Partners
Matthew R. Cohler	Former General Partner of Benchmark
Mary N. Dillon	Executive Chair of Ulta Beauty, Inc.
Joseph A. Grundfest	William A. Franke Professor of Law and Business of Stanford Law School
Arturo Gutierrez- Hernandez	Chief Executive Officer of Arca Continental, S.A.B. de C.V.
John B. Hess	Chief Executive Officer of Hess Corporation
Dane Holmes	Chief Executive Officer and Co-Founder of Eskalera Inc.
Raymond J. McGuire	Retired, Former Vice Chairman of Citigroup Inc.
Xavier B. Niel	Founder, Deputy Chairman of the Board and Chief Strategy Officer of Iliad SA
Patricia F. Russo	Retired, Former Chief Executive Officer of Alcatel-Lucent
Robert W. Scully	Retired, Former Member, Office of the Chairman of Morgan Stanley
Evan T. Spiegel	Co-Founder and Chief Executive Officer of Snap Inc.